Via Edgar

February 10, 2016

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street N.E.

Washington D.C. 20002

Re:	Zonzia Media, Inc. Registration Statement on Form S-1 File No: 333-209008 Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zonzia Media, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-209008), together with all exhibits and amendments thereto (the “Registration Statement”), which was originally filed with the Commission on January 15, 2016. The Registration statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement.  .

The Registrant has entered into a new Equity Purchase Agreement (“EPA”) with the same Equity Purchaser, which replaces the prior equity purchase agreement. In accordance with the Commission’s rules, if a different or amended equity purchase agreement is entered into which has different attributes a new registration statement must be filed. Therefore, in few of entering into a new EPA the Registrant requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registrant confirms that the Registrant respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for a revised Form S-1 to be filed within the very near future or some future registration statement or registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please address any questions you may have to our counsel, William B. Barnett, Esq. of Barnett & Linn at (818) 436-6410.

Very truly yours,

By: /s/ Johnathan Adair
Johnathan Adair, CEO